

Mail Stop 7010

July 11, 2006

<u>Via U.S. mail and facsimile</u>

Mr. Steven Bell
General Counsel
URON, Inc.
9449 Science Center Drive
New Hope, MN 55428

> **Re: URON, Inc.**
> **Amendment No. 1 to Form 10-SB**
> **Filed June 28, 2006**
> **File No. 000-52015**

Dear Mr. Bell:

  We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please tell us whether your use of the Form 10-SB and the information statement attached as Exhibit 99.1 satisfies the requirement set forth in Staff Legal Bulletin No. 4 that you provide shareholders with an information statement that describes the spin-off and the subsidiary and that substantially complies with provisions of Regulation 14A or Regulation 14C under the Exchange Act. We note that it does not appear that your information statement adequately describes the subsidiary.

2. Please file a copy of your next amendment that is clearly and precisely marked to show all changes, as required by Rule 472 under the Securities Act. We note that certain changes you made in response to our letter dated June 21, 2006 were not marked in Amendment No. 1 to your Form 10-SB.

3. We note the comparative and factual assertions throughout your prospectus as to information related to your industries. Please advise us as to whether you funded or were otherwise affiliated with any sources you cite. If so, please disclose this fact. Please also confirm whether your sources are widely available to the public.

Item 1. Description of Business, page 1

4. We read your response to comment six of our letter dated June 21, 2006 and note the disclosure in the fifth sentence of the third paragraph. Please discuss the fact that you are dependent on this customer. Please also identify this customer. See Item 101(b)(6) of Regulation S-B.

5. We note the disclosure in the fourth paragraph of this section. Please disclose whether you will continue to use Multiband Corporation's personnel following the distribution. If so, please disclose the material terms and anticipated duration of this employee arrangement. If this arrangement or the distribution itself is memorialized in a written agreement, please file a copy with your next amendment.

6. We read your response to comment seven of our letter dated June 21, 2006 and reissue this comment. Please briefly discuss the several regulatory and judicial proceedings referenced in the first sentence of the "Deregulation" risk factor on page 2 and how they could impact your business.

Risk Factors, page 2

7. Please add risk factor disclosure regarding your dependence on the customer you identify in the fifth sentence of the third paragraph in the section entitled "Item 1. Description of Business" on page 1.

Majority Ownership, page 3

8. Please revise to disclose the actual risk to an investor, namely the risk that your controlling stockholder may prevent or frustrate attempts to effect a transaction that is in the best interests of your other stockholders or cause your company to take action that is not in the best interests of your other stockholders.

Ownership of Our Common Stock, page 3

9. We note the risk discussed in the last sentence of this risk factor. Please revise to discuss this risk under its own subheading. Please also discuss the risks of issuing preferred stock in greater detail.

Penny Stock, page 3

10. We note the statement in the first sentence of this risk factor. Please explain why the fact that your common stock qualifies as penny stock may make it difficult for stockholders to resell your common stock.

11. Please revise to discuss the risk disclosed in the second and third sentences of this risk factor under its own subheading, as it does not relate to this subheading.

Management, page 3

12. The disclosure in this risk factor merely states a fact about your management and does not explain the risk to investors. Please revise accordingly.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 2

Liquidity and Capital Resources as of December 31, 2005, page 4
Liquidity and Capital Resources, page 5

13. We read your response to comment 17 of our letter dated June 21, 2006 and we have the following comments:

 - Please clarify the end date of the 12-month funding obligation. In this regard, we note that you state that Multiband Corporation will fund your capital needs for the next 12 months when discussing liquidity as of December 31, 2005 and March 31, 2006.

 - We note that the 12-month funding obligation is contingent on Multiband Corporation retaining a majority interest in your company. Please disclose whether you have any plans to fund your capital needs in the event that the 12-month funding obligation is terminated.

14. Please discuss your liquidity needs long term, i.e., beyond the next 12 months.

Item 1. Market Price of and Dividends on the Registrant's Common Stock…, page 6

15. We note the statement in the third paragraph that you will have 661 record holders following the distribution, which is the same as the number of holders of record of Multiband Corporation as of the record date. As such, it does not appear that your statement accounts for the holders of your contingent rights that will participate in the distribution. Please revise accordingly.

Financial Statements, page 10

Note 1 – Summary of Significant Accounting Policies, page 16

16. We have reviewed your response to comment 31 of our letter dated June 21, 2006. It is not clear where you have added disclosure, as your response states. Please disclose the types of expenses that you include in the cost of products

and services line item and the types of expenses that you include in the selling, general and administrative expenses line item.

Related Party Receivable, page 17

17. We have reviewed your response to comment 33 of our letter dated June 21, 2006. You added disclosure stating "Multiband does not record a reserve for bad debt against these "intercompany" transactions as it has control over both subsidiaries" in your March 31, 2006 financial statements. The fact that Multiband has control over both subsidiaries does not ensure the collectibility of the related party receivable. As we previously noted, please disclose how much of your related party receivable at March 31, 2006 in the amount of $106,407 has been subsequently collected. In addition, disclose why you believe you will collect the full amount and revise your disclosure as to why you believe no reserve is required.

Exhibit 99.1

General

18. It does not appear that Multiband Corporation requires stockholder approval to effect the distribution. As such, it does not appear that Multiband Corporation is required to file a Schedule 14C with the Commission. Please revise Exhibit 99.1 to remove the Schedule 14C cover page. Please see Rule 14c-2 under the Exchange Act.

U.S. Federal Income Tax Consequences

19. Please remove the statement in the second sentence of the first paragraph that the summary is not complete. A summary, by its nature is not complete. This language suggests that you may not have outlined the material U.S. federal tax consequences of the distribution.

20. We read your response to comment 39 of our letter dated June 21, 2006. Please either comply with this comment or delete the reference to your advisor.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director